Exhibit 1

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock of Loop Media, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of November 30, 2021

By:	/s/ Joanne Lytle

Joanne Lytle, Attorney-in-Fact for Jon Niermann

PIONEER PRODUCTIONS, LLC

By: Jon Niermann, its Sole Member

By:	/s/ Joanne Lytle

Name:	Joanne Lytle
Title:	Attorney-in-Fact for Jon Niermann, Sole Member